SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

FUTURE HEALTHCARE OF AMERICA

 (Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

36117F 100

(CUSIP Number)

March 21, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[  ]  Rule 13d-1(c)

[X] Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on the form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

NAMES OF REPORTING PERSONS: CHRISTOPHER J. SPENCER

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

         (a)  [   ]

         (b)  [X]

3.

SEC USE ONLY.

4.

CITIZENSHIP OR PLACE OF ORGANIZATION.

         United States.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER: 549,625.

6. SHARED VOTING POWER: None.

7. SOLE DISPOSITIVE POWER: 549,625.

8. SHARED DISPOSITIVE POWER: None.

9.

AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON: 549,625 shares of common stock.

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.

No shares are excluded in the numerical or percentage computations herein.

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5%.

14.

TYPE OF REPORTING PERSON.

IN

Item 1(a).  Name of Issuer.

Future Healthcare of America, a Wyoming corporation (the “Company”).

Item 1(b).  Address of Issuer's Principal Executive Offices:

5001 Baum Blvd., Suite 770, Pittsburgh, Pennsylvania 15213.

Item 2(a).  Name of Person Filing:

Christopher J. Spencer.

Item 2(b) Address of Principal Business Office or, if none, Residence:

5001 Baum Blvd., Suite 770, Pittsburgh, Pennsylvania 15213.

Item 2(c) Citizenship:

United States.

Item 2(d) Title of Class of Securities:

Common Stock.

Item 2(e) CUSIP Number:

36117F 100

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

(a)

[  ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

(b)

[  ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.78c).

(c)

[  ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)

[  ]  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)

[  ]  An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)

[  ]  An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)

[  ]  A Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)

[  ]  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

[  ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

[  ]  Group, in accordance with §240.13d-1(b)(1)(ii)(J);

Not applicable; this Schedule 13G is being filed pursuant to Rule 13d-1(d).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:  As of the date hereof, Christopher J. Spencer owns 549,625 shares of common stock.

(b)

Percent of class:  Approximately 5.5% of the Company’s outstanding common stock, such computation being based upon the number of shares reflected as being outstanding in the Company’s transfer agent records as of March 22, 2013.

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote:  549,625.

(ii)

Shared power to vote or to direct the vote: 0.

(iii)

Sole power to dispose or to direct the disposition of: 549,625.

(iv)

Shared power to dispose or to direct the disposition of: 0.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 240.13d-1(c) or Rule 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not applicable.

Item 10.  Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 22, 2013

/s/  Christopher J. Spencer

Christopher J. Spencer